UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at February 25, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 1, 2010

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN PROVIDES FOURTH QUARTER OPERATIONAL AND FINANCIAL UPDATE

February 25, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces an operational update for its fourth quarter, along with unaudited financial results for the quarter and the financial year ended December 31, 2009. Highlights include operational improvements at the Company's newly refurbished Esmeralda Mill facility for the Hollister Project in Nevada, early successes with long hole stoping trial-mining methods at both the Hollister and Burnstone projects and good progress in the construction of the metallurgical facility, vertical shaft and underground infrastructure at the Burnstone Project in South Africa.

Great Basin incurred an estimated loss of CDN$0.03 per share for the fourth quarter as compared to CDN$0.05 per share for the quarter ended September 30, 2009. Year-on-year, the loss per share decreased from CDN$0.40 per share in 2008 to CDN$0.16 cents per share in 2009. The cost reduction program initiated in October 2008 resulted in decreased expenditures for exploration, pre-development and administration. The Company had working capital of $92 million on December 31, 2009 of which $89 million is cash and cash equivalents.

At Hollister, ore tons and gold equivalent ounces extracted from trial mining activities during the fourth quarter were lower than planned due to several factors including more difficult mining conditions and an approximately two week suspension of trial mining in order to review the causes of, and take corrective action in connection with a worker falling accident during November which, fortunately, resulted in only a minor injury. A total of 16,785 tons of ore containing 20,660 Au eqv oz [1] were extracted which is, nevertheless, a 15% improvement over the third quarter of 2009. A total of 81,211 Au eqv oz was extracted over the 2009 year. Cash costs per ton mined for the quarter were adversely impacted by the lower than planned tonnage; however, good progress was still made on reducing the operating costs, and the cash cost per ore ton extracted from underground improved 12% from US$480 in 2008 to US$423 in 2009. In addition, changes in various areas have been made, including management and supervision, which have already resulted in improved performance for the first two months of 2010.

A total of 161,518 Au eqv oz has been extracted at Hollister since the commencement of trial-mining activities in June 2008. The average project head grade of 1.34 Au eqv oz per ton (45.9 g/t) to date remains in excess of the planned grade of 1.0 Au eqv oz per ton. Delineation and exploration drilling conducted during 2009 has provided valuable information on structure in the ore body that is being incorporated into the medium and longer term mine plan.

Following the first phase of refurbishment and commissioning of the Esmeralda mill in September 2009, the focus has been on improving the mill's efficiencies. Some 8,070 ore tons, containing an estimated 6,866 Au eqv oz, were processed through the Esmeralda mill processing facilities during the quarter. Based on a recovery factor of 83%, this resulted in extraction of 5,676 Au eqv oz. Further near-term operational improvements underway are expected to yield higher mill recoveries. Although the mill is able to treat approximately 350 tons per day, current carbon stripping capacity is insufficient due to the higher metal content. A second carbon stripping facility will be installed by the end of March 2010, thereby doubling the carbon stripping capacity.

No revenue was booked during the fourth quarter and, as a result, the Hollister ore stockpile at December 31, 2009 contained 41,683 tons with an estimated metal content of 41,446 Au eqv oz, and a further 5,676 Au eqv oz were in process in the Esmeralda mill circuit. Doré bars are currently being poured off-site and the first refined bullion was sold in early February 2010. The re-introduction of the refurbished Merrill-Crowe circuit and furnace will see all doré being poured on-site as of the start of the second quarter of 2010. A number of alternatives are currently being considered to expedite toll processing or sale of excess ore on the stockpile.

At Burnstone, good progress continues to be made with the development of surface and underground infrastructure. As at December 31, 2009, 8,292 ft (2,528 m) of decline development had been completed and a total of 2,886 ft (880 m) of on-reef development was completed during the quarter, and 3,710 ft (1,131 m) to date, with good continuity in the reef exposed.

The initial long hole stoping trials have delivered positive results thus far, and the Company plans to implement this higher level of mechanized mining on a trial basis over a period of 9 to 12 months before final evaluation. The current focus is the establishment of more mining stopes in Block B, with activities in Block C mainly focused on reef development. At December 31, 2009, in excess of 60,000 tons have been accumulated in ore stockpiles.

Sinking of the vertical shaft at Burnstone has continued and, at February 21, 2010, the shaft had reached a depth of 1,476 ft (450 m) below surface with 115 ft (35 m) remaining to shaft bottom. The final depth of the shaft is planned at 1,591 ft (485 m). Development, totaling 902 ft (275 m), on 40 Level Station has been completed. Development of the 41 Level Station commenced with 430 ft (131 m) being completed and 436 ft (133 m) remaining before the sinking to shaft bottom re-commences, which is planned for mid-March 2010.

The refurbishment of the Burnstone mills continues to be on schedule. All civil construction for the metallurgical plant facility will have been completed by mid-March 2010, which will allow for the delivery of the mills as well as an accelerated rate of construction of metallurgical plant infrastructure.

President and CEO Ferdi Dippenaar commented on the quarter: "The number of gold equivalent ounces extracted through trial mining from our Hollister Mine project in the December quarter was somewhat lower than planned due to several factors; however I am pleased to report that the pace has picked up significantly in early 2010.

Overall, the Company continues to make good progress at both its gold development projects. Burnstone, in particular, is entering an extremely exciting phase of its development, with vertical shaft, mills and metallurgical plant converging on completion over the next several months."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a Qualified Person, as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties as well as further particulars about the financial and operational update, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa Michael Curlook in North America Barbara Cano at Breakstone Group in the USA	27(0) 11 301 1800 1(888)633 9332 (646)452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains "forward-looking statements" that were based on Great Basin's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•          uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•          operating and technical difficulties in connection with mining development activities;
•          uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
—        mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
—        expected effective future tax rates in jurisdictions in which our operations are located;
—        the protection of the health and safety of mine workers; and
—        mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•         changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•          unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•          changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
environmental issues and liabilities associated with mining including processing and stock piling ore;
•          geopolitical uncertainty and political and economic instability in countries which we operate; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements
Cash cost per ounce produced is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness of test mining at the Hollister project. It is determined by dividing the relevant mining and processing costs excluding royalties by the ounces produced in the period. There may be some variation in the method of computation of "cash cost per ounce produced" as determined by the Company compared with other mining companies. In this context, "ounces produced" includes in-process and doré inventory along with ounces of gold sold in the period. Cash costs per ounce produced may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies of test mining at Hollister. As a Non-GAAP Financial Measures cash cost per ounce should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures.

[1] Gold equivalent ounces used here, and elsewhere in this document, was calculated using a gold price of US$800 per ounce and a silver price of US$12 per ounce.